SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-26502
                                                  CUSIP Number  20363B-10-4

                           NOTIFICATION OF LATE FILING

         (Check One): [X ] Form 10-K [ ]Form 11K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR
For Period Ended: December 31, 1996

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K

For the Transition Period Ended:  Not Applicable

Read attached instruction sheet before preparing form. Please print or type.
-----------------------------------------------------------------------------
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:    Not Applicable


                         Part I. Registrant Information


Full name of registrant   Community Care of America, Inc.

Former name if applicable   Not Applicable

Address of principal executive office  (Street and number):  3050 N.
        Horseshoe Dr., Suite 260

City, State and Zip Code:   Naples, Florida  34109


                        Part II. Rule 12b-25 (b) and (c)
                        --------------------------------


        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons  described  in  reasonable  detail in Part III of this
 |  form could not be eliminated without unreasonable effort or expense;
 |
 |  (b) The subject annual report, semi-annual report, transition report on
 | Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or | before the 15th calendar day following the prescribed due date; or the
 |  subject  quarterly  report or  transition  report on Form 10-Q, or |portion
 | thereof will be filed on or before the fifth calendar day following the | prescribed due |date; and
 |
 |  (c) The accountant's statement or other exhibit required by Rule 12b-
 |  25(c) has been attached |if applicable.

                               Part III. Narrative
                               -------------------

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company has undergone major restructuring and reorganization. The resignation of the Chief Financial Officer and Corporate Controller in conjunction with the transition of all accounting, financial and MIS functions to Integrated Health Services, Inc. under the new management agreement has rendered the Company unable to file the Form 10-K without unreasonable effort or expense on or prior to March 31, 1997.

         The Company intends to file the subject annual report on Form 10-K no later than the fifteenth calendar day after the due date of the report.

                           Part IV. Other Information
                           --------------------------

         (1) Name and telephone number of person to contact in regard to this notification

     Deborah Lau                            (941) 435-0085
     -----------                            --------------
       (Name)                       (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                            [ X ] Yes    [     ] No

         (3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [ X ] Yes    [     ] No

         If so: attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the year ended December 31, 1996,  total operating  revenues before
a  $1.9  million   non-recurring   revenue   adjustment   were $129.4  million,
compared to $94.2 million for the same period in 1995, an increase of 37.4 percent. Net earnings for the year ended December 31, 1996 before the impact of second and fourth quarter non-recurring charges were $1.0 million or $0.13 per share compared to earnings applicable to common stock before extraordinary item of $2.0 million or $0.42 per share for the year ended December 31, 1995. In addition to the fourth quarter non-recurring charges, results include non-recurring charges in the second quarter of $19.2 million. After the impact of the non-recurring charges, aggregating $28.9 million, the net loss for the year ended December 31, 1996 was $18.9 million or $2.56 per share compared to net earnings applicable to common stock of $1.0 million or $0.22 per share for the twelve months ended December 31, 1995. Weighted average shares outstanding for the 1996 twelve month period increased to 7,384,697 from 4,840,457 in 1995.

         The Company has reflected the foregoing in the attached press release dated March 31, 1997.

                         COMMUNITY CARE OF AMERICA, INC.
                         -------------------------------



   Has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 1, 1997                              By: /s/ Deborah Lau
                                                 Deborah Lau
                                                 Executive Vice President and
                                                   Chief Operating Officer

     Instruction. The Form May Be Signed By An Executive Officer Of The Registrant Or By An Other Duly Authorized Representative. The Name And Title Of The Person Signing The Form Shall Be Typed Or Printed Beneath The Signature. If The Statement Is Signed On Behalf Of The Registrant By An Authorized
Representative (Other Than An Executive Officer), Evidence Of The Representative's Authority To Sign On Behalf Of The Registrant Shall Be Filed With The Form.

                                   Attention
                                   ---------

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

COMMUNITY CARE OF AMERICA, INC.
QUARTER ENDED
DECEMBER 31, 1996

                          PRESS RELEASE AND ATTACHMENTS



1.       PRESS RELEASE AND TABLES

2.       CONSOLIDATED STATEMENTS OF OPERATIONS

3.       CONSOLIDATED BALANCE SHEETS

4.       CONSOLIDATED STATEMENTS OF CASH FLOWS

         FOR IMMEDIATE RELEASE:         Contact
                                        Gary W. Singleton
                                        President and Chief Executive Officer or
                                        Deborah Lau Executive Vice President and
                                        Chief Operating Officer Community Care of America, Inc.
                                        (941) 435-0085

                                        Noonan/Russo Communications, Inc.
                                        (212) 696-4455
                                        Michele M. Helm (media), ext. 225
                                        Pamela E. Burian (investors), ext. 213

               COMMUNITY CARE OF AMERICA ANNOUNCES FOURTH QUARTER
                              AND FULL YEAR RESULTS

         Naples,  FL, March 31, 1997 - Community Care of America,  Inc. (NASDAQ:
         CCAI), a provider of community based healthcare services in rural, medically underserved areas, today announced operating revenues and results for the fourth quarter and twelve months ended December 31, 1996.

         In prefacing the Company's announcement, Gary W. Singleton, President and Chief Executive Officer of Community Care, stated: "Although the Company, as previously announced, has taken substantial write-downs and other non-recurring charges during the year, the Company believes that it has strengthened its balance sheet which will allow for modest earnings in 1997 and for a more solid foundation for more aggressive earnings in 1998."

         Total operating revenues for the fourth quarter before non-recurring charges increased 16 percent to $33.6 million from $29.0 million for the same period in 1995. Net loss for the fourth quarter before the previously announced non-recurring charges taken in that quarter was $2.7 million or $0.36 per share, compared to net earnings of $1.3 million or $0.25 per share for the same period in 1995. The non-recurring charges (pre-tax) aggregating 10.7 million consists of an adjustment to revenue for a change in the allowance for doubtful accounts for certain third party receivables of $1.9 million; a write-off of $2.0 million for deferred costs related to the refinancing of a working capital line of credit, as well as certain costs of a terminated secondary offering; and other proposed financing; and $6.8 million in losses from the sale of a hospital in connection with the termination of an agreement to acquire other rural hospitals in Georgia and other related balance sheet adjustments. The after tax effect of these charges was ($7.9 million) or ($1.06) per share. The consolidated net after tax loss for the fourth quarter was $10.7 million or $1.43 per share. Weighted average shares outstanding for the period increased to 7,450,925 in 1996 from 5,316,000 in 1995.

                                     -more-

         For the year ended December 31, 1996, total operating revenues before the $1.9 million revenue adjustment described above, were $129.4 million, compared to $94.2 million for the same period in 1995, an increase of 37.4 percent. Net earnings for the year ended December 31, 1996 before the impact of second and fourth quarter non-recurring charges were $1.0 million or $0.13 per share compared to earnings applicable to common stock before extraordinary item of $2.0 million or $0.42 per share for the year ended December 31, 1995. In addition to the fourth quarter non-recurring charges, results include non-recurring charges in the second quarter of $19.2 million. After the impact of the non-recurring charges, aggregating $28.9 million, the net loss for the year ended December 31, 1996 was $18.9 million or $2.56 per share compared to net earnings applicable to common stock of $1.0 million or $0.22 per share for the twelve months ended December 31, 1995. Weighted average shares outstanding for the 1996 twelve month period increased to 7,384,697 from 4,840,457 in 1995.

         Operations before non-recurring charges for the fourth quarter ended December 31, 1996 compared to the third quarter ended September 30, 1996 resulted in a decrease in revenues of $700,000, an increase in operating expenses and corporate administrative and general of $2.9 million, and an increase in fixed costs of $2.2 million. The decrease in revenues is due to a reduction in Medicare Routine Cost Limit exception revenue and a reduction in Medicaid rates, applicable to all participants, in the Southeast. The increase in operating expenses is the result of the development of new programs to attract higher acuity residents. The Company does not expect to benefit from additional reimbursement on these programs until mid 1997. Additional annualized reimbursement related to these programs is expected to be in the range of $3.0 to $4.0 million. The Company revised its vacation policy resulting in an increase in operating expenses of $900,000. The change will reduce future vacation expense for the Company. The increase in the fixed costs were a result of the closing of projects no longer in progress and the expensing of related capitalized interests and amortization costs.

         "As previously announced, the Company has been reviewing its balance sheet at year end and has made appropriate provisions and adjustments which it believes are prudent to provide a fresh beginning for 1997," said Gary W. Singleton, President and Chief Executive Officer of Community Care of America, Inc. "The Company has undergone major restructuring and reorganization in 1996 in which the Company incurred charges for the restructuring and closing of certain existing physician practices, primary care clinics and day care centers. We also terminated the agreements under which the Company had been managing nine long-term care facilities in Maine, and conveyed a rural hospital in connection with the termination of our proposed acquisition of certain other hospitals in Georgia, which resulted in various accounting charges. Management has spent a considerable amount of time stabilizing the direction of the Company and feels it has made significant progress after securing a three year financing arrangement with Daiwa Securities America, Inc. for a line of credit of up to $15 million, securing a

                                     -more-
         five year management agreement for Integrated Health Services, Inc. to provide the Company with financial, accounting, MIS, reimbursement, and ancillary services, as well as a line of credit for working capital of up to $5 million. While the transition to the less expensive, more sophisticated and responsive systems of Integrated Health Services is still in process with the expected time of completion being May 31, 1997, management believes that these service arrangements are a major step towards obtaining adequate financing needed for the Company to continue to implement its strategy of building networks in rural, medically underserved areas as well as pursue other strategic alternatives that will enhance and maximize shareholder value." Mr. Singleton added, "The Company has taken dramatic action to strengthen the balance sheet. If the Company is not able to achieve a strategic consolidation during 1997, we believe that these actions will provide for modest earnings in 1997 and for a more solid foundation for more aggressive earnings in 1998."

         The Company also announced that, in response to the engagement of Smith Barney, as financial advisor, it has received several credible expressions of interest ranging from potential acquirers and joint venture partners to sources of capital infusions. Mr. Singleton commented, "We are gratified by the interest shown in the Company by potential acquirers, joint venture partners and organizations interested in providing a much needed infusion of capital. As we complete the evaluation of these opportunities with Smith Barney we will share our progress with the public."

         Separately, the Company announced that Gary W. Singleton, President and Chief Executive Officer, has resigned effective April 4, 1997 although he will remain available to the Company in a consulting role. Ms. Deborah Lau, currently Executive Vice President and Chief Operating Officer, has been appointed to the position of President and Chief Executive Officer effective upon Mr. Singleton's departure. Mr. Singleton commented that "I was brought into the Company during a period of crisis with the direction to stabilize the Company, discontinue as many unprofitable operations as possible, reduce corporate overhead, and prepare the Company for eventual strategic opportunities. I believe that these goals have been accomplished and that the Company will be in very capable hands under the direction of Ms. Lau. She has done an excellent job in stabilizing census, improving Medicare revenues, and in assuring improved quality of care within our facilities. We have worked closely together over the last several months to assure a smooth transition." The Company also announced that the Board of Directors has accepted the resignation of David Fater, Chief Financial Officer, who left to pursue other opportunities.

         Forward-looking Statements: Except for statements of historical fact, statements made herein are forward-looking in nature and are inherently subject to risks and uncertainties.
         The actual results of the Company may differ materially from those reflected in the forward-looking statements based on a number of important risk factors and uncertainties, including, but not limited to factors disclosed from time to time in the Company's reports on Form 10- K and Form 10-Q and in other Securities and Exchange Commission filings.

                                     -more-

         Community Care of America, Inc., is a provider of healthcare services in rural markets focused on developing community-based networks providing a broad range of high quality, low-cost healthcare services. CCA operates skilled nursing facilities in medically-underserved, rural areas throughout the United States. In addition, CCA provides other ancillary services to address community specific needs including adult day care, assisted living, home healthcare and transportation. The Company owns, leases, or manages 66 service operations, which consists of 54 long-term care facilities, one rural hospital, three physician practices, one home health care agency, one child day care center and six assisted living programs.

                                       ###
                                 (Table Follows)



                         COMMUNITY CARE OF AMERICA, INC.

                               THREE MONTHS ENDED
                                DECEMBER 31, 1995

                                                                       1995            1996
                                                                       ----            ----
Total operating revenue before non-recurring charges               $28,974,000     $33,636,000

Earnings before , non-recurring
harges, income taxes and extraordinary item                          1,900,000      (4,355,000)

Non-recurring charges                                                   ---        (10,707,000)

Earnings before income taxes and extraordinary item                  1,900,000     (15,062,000)

Earnings applicable to common stock before  extraordinary item       1,329,000     (10,655,000)

Net earnings (loss) applicable to common stock                       1,329,000     (10,655,000)

Per common share:

        Earnings before extraordinary item                               $0.25           (1.43)

        Net earnings (loss)                                              $0.25           (1.43)

Weighted average shares outstanding                                  5,316,000        7,450,925


                               TWELVE MONTHS ENDED
                                DECEMBER 31, 1995
                                                                       1995            1996
                                                                       ----            ----

Total operating revenue before non-recurring  charges              $94,178,000     $129,362,000

Earnings before  non-recurring charges,
income taxes and extraordinary item                                  3,488,000        1,521,000

Non-recurring charges                                                   ---         (29,892,000)

Earnings before income taxes and extraordinary item                  3,488,000      (28,371,000)

Earnings applicable to common stock before  extraordinary item       2,033,000      (18,905,000)

Extraordinary item, net of income tax benefit                         (992,000)         ---

Net earnings (loss) applicable to common stock                       1,041,000      (18,905,000)

Per common share:

        Earnings before extraordinary item                               $0.42           ($2.56)

        Extraordinary item                                               (0.20)             -

        Net earnings (loss)                                              $0.22           ($2.56)

Weighted average shares outstanding                                  4,840,457        7,384,697




                         Community Care of America, Inc.
                                and Subsidiaries
                      Consolidated Statements of Operations



                                                       Three Months Ended              Twelve Months Ended
                                                          December 31,                     December 31,
                                                     1995             1996             1995           1996
                                                     ----             ----             ----           ----

Operating revenues:

     Net patient service revenues                $ 27,923,000     $ 33,381,000     $ 92,259,000   $124,127,000

     Other operating revenues                       1,051,000          255,000        1,919,000      5,235,000

     Non-recurring charges                                  0       (1,850,000)               0     (1,850,000)
                                                 ------------    --------------    ------------   -------------
         Total operating revenues                  28,974,000       31,786,000       94,178,000    127,512,000
                                                 ------------    --------------    ------------   -------------

Operating expenses:

     Facility operating expenses                   22,134,000       29,998,000       73,693,000    104,888,000

     Corporate administrative and general           1,372,000        1,619,000        4,765,000      5,332,000

     Rent                                           1,946,000        2,958,000        6,404,000      8,999,000

     Depreciation and amortization                    616,000        1,095,000        2,033,000      3,021,000

     Interest, net of interest income               1,006,000        2,321,000        3,795,000      5,601,000

     Non-recurring charges                                  0        8,857,000                0     28,042,000
                                                 ------------    --------------    ------------   -------------

         Total expenses from operations            27,074,000       46,848,000       90,690,000    155,883,000
                                                 ------------    --------------    ------------   -------------

Earnings before income taxes and
         extraordinary item                         1,900,000      (15,062,000)       3,488,000    (28,371,000)

Federal and state income taxes                        571,000       (4,407,000)       1,047,000     (9,466,000)
                                                 ------------    --------------    ------------   -------------

Earnings before extraordinary item                  1,329,000      (10,655,000)       2,441,000    (18,905,000)

Extraordinary item, net of income taxes                     0                0         (992,000)             0
                                                 ------------    --------------    ------------   -------------

Net earnings                                        1,329,000      (10,655,000)       1,449,000    (18,905,000)

Dividends-preferred stock                                   0                0         (408,000)             0
                                                 ------------    --------------    ------------   -------------


Net earnings (loss) applicable to common stoc    $  1,329,000    $ (10,655,000)    $  1,041,000   $(18,905,000)
                                                 ============    ==============    ============   =============

Earnings (loss) per common share,
         Before extraordinary item               $       0.25    $       (1.43)    $       0.42   $      (2.56)
         Extraordinary item                              0.00             0.00            (0.20)          0.00
                                                 ------------    --------------    ------------   -------------
         Net earnings (loss)                     $       0.25    $       (1.43)    $       0.22   $      (2.56)
                                                 ============    ==============    ============   =============

Weighted average number of common and
     common equivalent shares outstanding           5,316,000        7,450,925        4,840,457       7,384,697
                                                 ============    ==============    ============   =============




                         Community Care of America, Inc.
                                and Subsidiaries
                           Consolidated Balance Sheets

                                                                                           December 31,
                                                                                ==================================
                                                                                      1995                 1996
                                                                                --------------      --------------
                                                      Assets
     Current assets:
         Cash and cash equivalents                                               $   2,485,000      $    1,709,000
         Accounts receivable net of allowance for doubtful accounts and contractual adjustments of $1,978,000 and $4,833,000
            at December 31, 1995 and 1996:                                          12,934,000          16,407,000
         Supplies inventory                                                          1,534,000           1,761,000
         Prepaid expenses and other current assets                                   3,662,000           1,095,000
                                                                                --------------      --------------

                                               Total current assets                 20,615,000          20,972,000

     Property, plant, and equipment, net of accumulated
         depreciation                                                               54,327,000          58,424,000
     Excess of cost over fair value of assets, net of
         accumulated amortization of $139,000 and $710,000
        at December 31, 1995 and December 31, 1996                                   3,299,000          13,666,000
     Notes receivable                                                                2,533,000                   0
     Deposits                                                                       10,244,000           6,637,000
     Deferred financing costs                                                          948,000           1,066,000
     Other assets                                                                    1,324,000           1,354,000
                                                                                --------------    -----------------

                                                                                 $  93,290,000      $  102,119,000
                                                                                ==============    =================

                                       Liabilities and shareholders' Equity
     Current liabilities:
         Current maturities of long-term debt                                    $   1,258,000      $    6,341,000
         Accounts payable and accrued expenses                                      14,869,000          23,402,000
         Put option contracts payable (219,798 shares outstanding)                           0           2,181,000
                                                                                ---------------   -----------------

                                             Total current liabilities              16,127,000          31,924,000

     Long-term debt, less current maturities                                        34,407,000          54,030,000

     Deferred income taxes                                                           9,334,000             162,000

     Common stock subject to repurchase (219,798 shares outstanding)                 2,181,000                   0

     Shareholders' equity:
         Common stock, $.0025 par  value;  authorized 15,000,000
         shares; issued and outstanding 6,762,991 and 7,597,801
         at December 31, 1995 and 1996                                                  17,000              19,000
         Additional paid-in capital                                                 31,356,000          35,021,000
         Deficit                                                                      (132,000)        (19,037,000)
                                                                                ---------------   -----------------

                                            Total shareholders' equity              31,241,000          16,003,000
                                                                                ---------------   -----------------

                                                                                 $  93,290,000      $  102,119,000
                                                                                ==============    =================



                        Community Care of America, Inc.
                                and Subsidiaries
                      Consolidated Statements of Cash Flows

                                                                    Twelve Months Ended
                                                                       December 31,
                                                            ==================================
                                                                  1995               1996
                                                            --------------     ---------------

Net cash provided by (used in) operating activities        $    3,021,000      $     (360,000)

Cash flow from investing activities:
       Property, plant and equipment additions                 (6,647,000)        (13,441,000)
       Business acquisitions                                  (10,719,000)         (6,132,000)
       Notes receivable                                        (2,533,000)           (233,000)
       Deposits                                                (3,194,000)           (519,000)
       Other assets                                              (877,000)            (69,000)

                                                             -------------       -------------
Net cash used in investing activities                         (23,970,000)        (20,394,000)
                                                             -------------       -------------

Cash flows from financing activities:
       Proceeds from issuances of stock                        27,589,000             160,000
       Redemption of preferred stock                           (8,142,000)                  0
       Dividends on preferred stock                              (571,000)                  0
       Principal reductions of long term debt                 (60,404,000)        (19,782,000)
       Proceeds from long term debt borrowings                 61,733,000          41,931,000
       Deferred financing costs                                  (696,000)         (2,331,000)

                                                             -------------       -------------
Net cash provided from financing activities                    19,509,000          19,978,000
                                                             -------------       -------------

Decrease in cash and cash equivalents                          (1,440,000)           (776,000)

Cash and cash equivalents, beginning of period                  3,925,000           2,485,000

                                                             -------------       -------------
Cash and cash equivalents, end of period                     $  2,485,000        $  1,709,000
                                                             =============       =============


